Boston Brussels Chicago Düsseldorf London Los Angeles Miami Milan Munich New York Orange County Rome San Diego Silicon Valley Washington, D.C.	Brooks B. Gruemmer Attorney at Law bgruemmer@mwe.com 312.984.7594

November 3, 2004

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-0303

Attention: Michele M. Anderson

Re:	Vsource, Inc.
Schedule TO-I filed October 18, 2004
File No. 5-59913

Dear Ms. Anderson:

On behalf of Vsource, Inc. (the “Company”) we are responding to the Staff’s comment letter dated October 28, 2004 (the “Comment Letter”).

For your convenience, we have repeated the comments contained in the Comment Letter, followed by the Company’s responses.

General

Comment 1.

Your disclosure indicates that the contemplated transactions, including Symphony House Berhad’s cash offer to purchase all of the common shares of Asia Holding Co. (which will include the shares issued to your preferred stockholders in the exchange offer), will result in Symphony’s acquisition of a controlling interest in Vsource Asia. Since the definition of “offeror” includes not only the purchaser of securities in the offer, but also any person or entity on whose behalf the offer is made (see Instruction K(1) to Schedule TO), please advise us why Symphony is not also a bidder in this offer. Alternatively, revise to identify Symphony as a bidder in the exchange offer and ensure that it complies with the requirements of Section 14(e) of the Exchange Act and Regulation 14E. Before drafting your response, please review “Identifying the Bidder in a Tender Offer” in the Division of Corporation Finance’s Current Issues and Rulemaking Projects Outline, available on our web site at www.sec.gov, for general guidance. In addition, provide written confirmation from Symphony that it will comply with the requirements of Section 14(e) of the Exchange Act and Regulation 14E in connection with its offer to purchase all Asia Common Shares.

Securities and Exchange Commission

November 3, 2004

Response. Symphony is not a bidder since the exchange offer is not being made on behalf of Symphony or to facilitate Symphony’s acquisition of Vsource Common Stock. Further, the exchange offer is being effected solely for the benefit of the shareholders of Vsource.

In “Identifying the Bidder in a Tender Offer” in the Division of Corporation Finance’s Current Issues and Rulemaking Projects Outline (the “Project Outline”), the Staff states that “If a named bidder is an established entity with substantive operations and assets apart from those related to the offer, the staff ordinarily will not go further up the chain of ownership to analyze whether that entity’s control persons are bidders”. Vsource is such an established entity. Furthermore, an analysis of the other factors cited in the Project Outline support the conclusion that Symphony is not a bidder.

•	Symphony played no role in initiating, structuring or negotiating the exchange offer. The structure of the exchange offer was developed by Vsource to avoid adverse tax consequences for its shareholders and to provide an opportunity to provide an additional return to its common stockholders. Symphony is completely indifferent to the structure of the exchange offer. We also note that Vsource and Symphony are not parties to any agreement that requires Vsource to complete the exchange offer or that gives any approval or other rights to Symphony to determine the terms of the exchange offer.

•	Symphony is not acting with Vsource in the exchange offer and the parties have different interests. Symphony’s only interest is in conducting a tender offer of its own for the shares of Asia Holding Co. so as to acquire a controlling interest in Vsource Asia. It has no interest in the exchange offer.

•	Symphony had no role to play in developing, and did not and does not control, the terms of the exchange offer.

•	Symphony is not providing any financing to Vsource and is not providing any role in obtaining financing for Vsource. Again, the parties are currently independent third parties and have completely independent interests.

•	Symphony does not currently, directly or indirectly, control Vsource or have any ownership interest in Vsource.

•	Symphony did not form Vsource or cause Vsource to be formed.

•	Symphony will not beneficially own the preferred shares acquired in the exchange offer or the assets of Vsource. Again, Symphony does not control Vsource.

Finally, Symphony does not act with Vsource in the exchange offer and does not benefit from the exchange offer. As discussed, Symphony and Vsource currently have independent interests.

Securities and Exchange Commission

November 3, 2004

In summary, Vsource is independently completing the exchange offer for its Preferred Stock for the benefit of its shareholders.

The Staff’s comment notes that pursuant to the Symphony Purchase Agreement, Symphony could acquire a significant interest in Vsource. However, Symphony will not acquire this interest in the exchange offer, but instead will acquire its ownership interest in Vsource through its purchase of Vsource Common Stock and Warrants from six individual holders pursuant to the Symphony Purchase Agreement. Vsource is not a party to the Symphony Purchase Agreement and the Vsource exchange offer is not conditioned on the completion of the transactions contemplated by the Symphony Purchase Agreement. This separate purchase of Vsource Common Stock should not make Symphony a bidder in Vsource’s exchange offer for its Preferred Stock.

Comment 2.

The disclosure in your Information Statement indicates that a number of common shareholders executed written consents to approve the contemplated transactions and the amendment to your certificate of incorporation. Please tell us on a supplemental basis the exemption(s) from the filing, dissemination and other requirements of Regulation 14A relied upon in connection with obtaining these consents. Alternatively, tell us why you believe that procuring the consents was not a solicitation subject to Regulation 14A.

Response. We are unable to locate the disclosure that you referred to stating that a number of common shareholders executed written consents. If such disclosure was included it was an error since the consent referred to in the Information Statement was a “Written Consent of the Holders of Preferred Stock”. The Preferred Stock is not registered under Section 12 of the Act. Since Rule 14a-2 only applies to solicitations of proxies with respect to securities registered pursuant to Section 12 of the Act it would not apply to this Consent.

Comment 3.

Advise us whether or not the contemplated transactions are the first steps in a series of transactions having one or more of the effects listed in Rule 13e-3(a)(3)(ii) with respect to Vsource’s common stock.

Response. The exchange offer is neither intended to have nor will it have the effects referred to in Rule 13e-3(a)(3)(ii). As of November, 2004 there were 495 holders of record of Vsource Common Stock. The Vsource Common Stock is not listed on any national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association. Vsource is not tendering for any shares of its Common Stock in the Exchange Offer. Under the Symphony Purchase Agreement, four holders of Vsource Common Stock have agreed to sell their Vsource Common Stock to Symphony. Therefore, even after giving effect to the Symphony Purchase Agreement, Vsource anticipates that it will have 491 holders of record of its

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November 3, 2004

Common Stock after completion of the exchange offer. Accordingly, the exchange offer is not intended to have and will not have either of the effects referred to in Rule 13e-3(a)(3)(ii).

Comment 4.

Please tell us the exemption from registration upon which you are relying for the issuance of Asia Common Shares in the exchange offer and provide your analysis detailing why you believe the exemption is available. To the extent known, please provide similar information regarding Symphony’s offer to sell shares of Vsource Asia.

Response. The Asia Common Shares are being sold by the Company pursuant to a sale that meets the requirements commonly known as the Section 4 (1-1/2) exception. As described in more detail below, all of the holders of the outstanding Preferred Stock have previously represented that they are either accredited investors or non-U.S. persons. In addition, the Offering Circular contains information sufficient to meet the requirements of a Regulation D offering. The Offering Circular contains pro forma financial statements for Vsource Asia for the past three years and the six month interim period. Since Vsource Asia constituted 99% of the Company’s revenue during its last fiscal year, the Company also incorporated by reference the Company’s last Form 10-K to provide participants in the exchange offer with information regarding the Company’s business and other matters. See “Description of Asia Holding Co.” Further, the Offering Circular contains a description of the Asia Common Shares and a description of the differences between Delaware and British Virgin Islands law. Finally, the Company has not engaged in a general solicitation or advertising. It has only made the offer to its existing Preferred Stockholders, each of whom has previously represented itself, himself or herself to be either an accredited investor or a non-U.S. person.

We have been informed by Symphony that, and for the same reasons as above, Symphony’s Share Offer meets the requirements of a Regulation D and/or a Regulation S offering. It will only be made to persons and entities that are either accredited investors or non-U.S. persons. Symphony has not engaged in a general solicitation or advertising for the same reasons that the Company has not. Symphony’s Share Offer is only being made to a small class of 49 persons or entities that have previously certified that they were either accredited investors or non-U.S. persons.

Item 6.	Purpose of Transaction and Plans or Proposals

Comment 5.

Provide all of the disclosure regarding your plans as required by Item 1006(c)(1-10) of Regulation M-A. If any of the items contained in (c)(1-10) are inapplicable or an answer is in the negative, revise the Schedule TO to so state. See General Instruction E to Schedule TO.

Response: We have revised the Schedule to identify specific responses to each subpart of Item 1006(c).

Securities and Exchange Commission

November 3, 2004

Item 8.	Interest in Securities of the Subject Company

Comment 6.

Please revise your offering circular to provide the most current information available regarding share ownership pursuant to Instruction 2 to Item 1008(a) of Regulation M-A. In this regard, the beneficial ownership tables contained in the Information Statement only provide the information as of June 1, 2004.

Response: We have added information on share ownership as of November 1, 2004 to the amended Schedule TO. We note that there were no changes in the share ownership for the persons listed on the table from the June 1, 2004 information, other than as a result of vesting of previously granted options.

Comment 7.

We note your reference to the section entitled “Agreements, Regulatory Requirements and Legal Proceedings” for the disclosure required by Item 1008(b) of Regulation M-A, but we are unable to locate any information pertaining to transactions in the subject securities during the past 60 days. Please revise to provide the information required by 1008(b) or advise us where it is located.

Response. We have added disclosure to Item 8 to clarify that no transactions in the subject securities were completed by the named persons in the past 60 days.

Item 10.	Financial Statements

Comment 8.

We note that you incorporate by reference the historical financial information required by Item 1010(a) of Regulation M-A. However, Item 1010(c) of Regulation M-A requires that at least a summary of that information be disseminated to security holders. See Instruction 6 to Item 10 of Schedule TO and Regulation M-A telephone interpretation H.7 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please revise to include at least the summary financial information required by Item 1010(c) and advise the staff as to how the company intends to disseminate the information.

Response. The Pro Forma financial information included in the Offering Circular under the heading “Vsource Inc. Selected Pro Forma Financial Data” already contains historical income statement data for the six months ended July 31, 2004, the three months ended July 31, 2004 and the years ended January 31, 2004, 2003 and 2002.

Securities and Exchange Commission

November 3, 2004

In addition, the Pro Forma information also includes a historical balance sheet for Vsource as of July 31, 2004. The Pro Forma data does not include historical balance sheet data for the years ended January 31, 2004 and 2003. Therefore summary balance sheet data for these periods has been added to the Schedule TO. Since the Company has provided the most current historical balance sheet in the Offering Circular and incorporated the 2004 and 2003 year-end balance sheets by reference, the Company does not believe that adding the year-end summary historical balance sheet data to the Schedule TO provides any additional material information to investors and would not anticipate separately mailing this information to the Preferred Stockholders.

Exchange Offer and Consent Solicitation Circular

Summary Term Sheet, page 1

Comment 9.

Revise the explanation under “Exchange Date” to state that the company will issue the common shares “promptly,” not “as soon as practicable,” after the expiration date. Refer to Rules 13e-4(f)(5) and 14e-1(c). Also revise the response to question 16 to clarify that you will issue the common shares promptly after expiration, and not after expiration “and acceptance.” The time of acceptance is not necessarily the same as expiration.

Response. We have revised the explanation under “Exchange Date” and the response to question 16 as requested in your comment.

Questions and Answers about the Exchange Offer, page 6

Comment 10.

The response to question 8 states that you “intend, but are not obligated, to accept all Preferred Stock” tendered in the exchange offer. Clarify the circumstances in which you would not accept all preferred stock tendered in the offer. Additionally, confirm your understanding that at least 10 business days must remain in the offer in the event you reduce the amount of securities being sought in accordance with Rule 14e-1(b).

Response. We have revised the response to question 8 to clarify that if the conditions to the exchange offer are satisfied, the Company intends to accept all Preferred Stock properly tendered in the exchange offer. The Company confirms that it understands that at least 10 business days must remain in the offer in the event it reduces the amount of securities being sought and disclosure to this effect has been added to the Schedule TO in response to Comment 14.

Securities and Exchange Commission

November 3, 2004

Forward-Looking Statements, page 11

Comment 11.

You indicate that you undertake no obligation to update or revise the forward-looking statements contained in or incorporated by reference in your offer document. This statement seems inconsistent with your obligations to revise the offer materials to reflect any material changes in the information disseminated to security holders. See Rule 13e-4(e)(3). Please revise or delete.

Response. We have revised the last sentence of the Company’s disclosure under the heading Forward-Looking Statements to clarify that the Company is obligated to provide additional information to the extent required by applicable law or regulation.

Record Date, page 12

Comment 12.

Provide us your analysis regarding how the limitation of the offer to holders of preferred stock as of the record date complies with Rule 13e-4(f)(8)(i), the all-holders rule. In addition, address whether your requirement, as indicated in the Investor Questionnaire and Representation Letter, that a holder of preferred stock must be either an accredited investor or a non-U.S. person in order to participate in the offer is consistent with Rule 13-4(f)(8).

Response. We have revised the disclosure in the Schedule TO regarding the Record Date to clarify that the exchange offer is open to all holders, even if they were not holders of Preferred Stock on Record Date, which was August 10, 2004. In addition, the Company has confirmed with its transfer agent that there have been no transfers of Preferred Stock since August 10, 2004 and therefore all current holders of record have been mailed a copy of the exchange offer materials.

The Company believes that the exchange offer is consistent with Rule 13-4(f)(8) because the Company believes that all holders of its Preferred Stock are either accredited investors or non-U.S persons. There are currently only 49 holders of the Preferred Stock. All of the Preferred Stock was sold in private placements in which the purchasers were required to certify that they were either accredited investors or non-U.S persons. All of the current 49 holders purchased their shares in the original private placements. Therefore the Company believes that all holders of its Preferred Stock are eligible to participate in the exchange offer.

Termination; Extension of Exchange Period; Amendment, page 12

Comment 13.

We note your references here and under “Acceptance of Preferred Stock” to a possible delay in acceptance of preferred stock for exchange. Describe the circumstances, other than an extension of the offering period, that would prompt the company to delay paying the consideration for

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November 3, 2004

tendered preferred stock and disclose the potential length of any anticipated delay. In addition, please confirm that any delay in payment will be consistent with Rules 13e-4(f)(5) and 14e-1(c).

Response. In response to your comment we have added disclosure that the Company is not aware of any circumstances, other than an extension of the exchange offer, that would result in the Company not paying the consideration promptly. The new disclosure also confirms that that any delay in payment must be consistent with Rules 13e-4(f)(5).

Comment 14.

Please revise to indicate that you are generally required to extend the offering period for any material change, including the waiver of a material condition, so at least five business days remain in the offer after the change. Refer to Exchange Act Release No. 34-24296 (April 3, 1987). Also revise to state that at least ten business days must remain in the offer in the event there is a change in consideration or a change in the percentage of securities sought. See Rules 13e-4(f)(1) and 14e-1(b).

Response. The requested additional disclosure has been added to the Schedule TO.

Comment 15.

We note in the third paragraph that you reserve the right to terminate the offer in your sole discretion. Please advise or revise this disclosure so security holders can objectively verify the bases upon which you may terminate the offer. By reserving the absolute right to reject all tendered shares without setting out any objective criteria by which you will make this decision, the offer may appear to be an illusory offer.

Response. We have revised the disclosure to clarify that the Company has no intention to terminate the exchange offer unless one of the conditions is not satisfied.

Acceptance of Preferred Stock; Delivery of Asia Common Shares, page 12

Comment 16.

The disclosure in the third paragraph explains that you will not deliver certificates for the Asia Common Shares issued to those holders who tender the Asia Common Shares in Symphony’s cash offer. Clarify how you will comply with the prompt payment requirement of Rules 13e-4(f)(5) and 14e-1(c) in the event Symphony is delayed in issuing cash for the Asia Common Shares pursuant to its offer.

Response. Under British Virgin Islands law a person is the legal owner of shares when their name is entered on the share register. The stockholder does not need to receive a stock certificate to have legal title to the shares. After the Expiration Date the Company will promptly direct the transfer agent to enter the name of participating Preferred Stockholders as the owner of

Securities and Exchange Commission

November 3, 2004

the appropriate number of Asia Common Shares. The Company decided not to issue certificates to Preferred Stockholders who subsequently tender those Asia Common Shares to Symphony simply to ease the administrative burden of preparing and mailing stock certificates which would subsequently be returned and cancelled. Therefore, even if Symphony is delayed in issuing cash for the Asia Common Shares pursuant to its offer, the Company will have paid the consideration required to be paid to the Preferred Stockholders by entering their name on the share register, which will give them legal title to the Asia Common Shares.

Conditions to the Exchange Offer, page 15

Comment 17.

It is not clear from the disclosure by when the conditions must be satisfied. Please revise the disclosure to make clear that all conditions to the offer, other than those dependent upon receipt of necessary government approvals, must be satisfied or waived on or before the expiration of the offer.

Response. The requested disclosure has been added to the Schedule TO.

Agreements; Regulatory Requirements and Legal Proceedings, page 18

Comment 18.

Refer to your disclosure of the Symphony Purchase Agreement, whereby certain holders of preferred stock will also receive cash for their Vsource common stock and warrants. Please provide us with your analysis for why this is consistent with the requirement imposed by Rule 13e-4(f)(8)(ii), the best price rule. In addition, address why Symphony’s agreement to purchase Vsource common stock and warrants is not prohibited by Rule 14e-5.

Response. The Company believes the transactions contemplated by the Symphony Purchase Offer do not violate Rule 13e-4(f)(8)(ii) and Rule 14e-5 for the following reasons:

•	Rule 14e-5 restricts the purchase of “subject securities or any related securities.” Pursuant to the Symphony Purchase Agreement, Symphony is purchasing shares of Vsource Common Stock and warrants to acquire Vsource Common Stock. Since the Vsource exchange offer is a tender for Preferred Stock, Symphony is not purchasing “subject securities”. In addition, the Vsource Common Stock is not a “related security” as defined in Rule 14e-5(c)(6) since the Vsource Common Stock is not convertible into, exchangeable for or exercisable for the Preferred Stock.

•	The Symphony Purchase Agreement was entered into prior to the public announcement of the Vsource exchange offer and will be completed after the completion of the Vsource exchange offer and therefore is outside of the time period covered by Rule 14e-5.

Securities and Exchange Commission

November 3, 2004

•	Vsource is paying the same consideration to all holders of Preferred Stock who participated in the exchange offer or the Symphony purchase offer. Vsource is not a party to the Symphony Purchase Agreement, is not providing any consideration pursuant to the Symphony Purchase Agreement and the completion of the transactions contemplated by the Symphony Purchase Agreement is not a condition to the Vsource exchange offer. Therefore we believe that Vsource has complied with Rule 13e-4(f)(8)(ii). Finally, the Symphony tender offer for Asia Common Shares is not subject to the requirements of Rule 13e-4(f)(8)(ii) or Rule 14d-10 under Regulation 14d.

Comment 19.

We note that the offer is conditioned upon the approval of certain regulatory bodies. Please update where appropriate to clarify what steps have been taken to seek such approvals and disclose the estimated timeframes for receiving the approvals.

Response. In response to your comments we have added disclosure providing an update on the items noted in your comment.

Vsource, Inc., Selected Pro Forma Financial Data, page 45

Comment 20.

Currently, your presentation of pro forma financial information assumes full participation in the exchange offer. Revise to provide pro forma financial information assuming a range of participation levels in the exchange offer or advise us why you believe that such information should not be included in your document.

Response. In response to this comment we have added additional disclosure to Item 1010 of the Schedule TO.

Incorporation of Documents by Reference, page 65

Comment 21.

We note your attempt to incorporate by reference any future filings you make with the Commission; however, Schedule TO does not permit such “forward” incorporation by reference. If the information provided to security holders in the offering circular materially changes, you are under an obligation to amend the Schedule TO to update it and to disseminate the new information to holders in a manner reasonably calculated to inform them about the change. Please revise the disclosure accordingly.

Response. We have revised our disclosure to delete the reference to future filings.

Securities and Exchange Commission

November 3, 2004

Attached is the written acknowledgment from the Company that you requested.

If you have any questions or comments regarding the above responses, please contact me by telephone at (312) 984-7594 or by facsimile at (312) 984-7700. Thank you for your attention.

Very truly yours,

/s/ Brooks B. Gruemmer
Brooks B. Gruemmer